Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k), as promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares of Klarna Group plc, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Date: November 12, 2025

Victor Jacobsson

By: /s/ Victor Jacobsson
Name: Victor Jacobsson

TTS Pass B AB

By: /s/ Mikael Walther
Name: Mikael Walther
Title: Board Member

Northbridge S.à r.l.

By: /s/ Christine Collado
Name: Christine Collado
Title: Class A Manager

By: /s/ Andreas Thors
Name: Andreas Thors
Title: Class B Manager

K Opportunity AB

By: /s/ Victor Jacobsson
Name: Victor Jacobsson
Title: Board Member

Krokusvik Holding AB

By: /s/ Victor Jacobsson
Name: Victor Jacobsson
Title: Board Member

Svalviken Holding AB

By: /s/ Victor Jacobsson
Name: Victor Jacobsson
Title: Board Member

Kraftdalen Holding AB

By: /s/ Victor Jacobsson
Name: Victor Jacobsson
Title: Board Member

TTS Pass AB

By: /s/ Mikael Walther
Name: Mikael Walther
Title: Chairman of the Board

By: /s/ Helena Hernander
Name: Helena Hernander
Title: Board Member

Älgbranten Holding AB

By: /s/ Nils Håkansson
Name: Nils Håkansson
Title: Board Member

Lux Horizon Holding S.à r.l.

By: /s/ Christine Collado
Name: Christine Collado
Title: Class A Manager

By: /s/ Andreas Thors
Name: Andreas Thors
Title: Class B Manager